UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHINA ENVIRONMENT HOLDING, INC.
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(NAME OF ISSUER)

Common Stock, par value  $.00001 per share
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(TITLE OF CLASS OF SECURITIES)

None.
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(CUSIP NUMBER)

Hollis Liu
1875 Century Park East
Suite 700
Los Angeles, CA 90067
310-990-2590

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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

March 1, 2009
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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Hollis Liu
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

PF
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

USA

	7	Sole Voting Power

		2,000,000
Number of	8	Shared Voting Power
Shares
Beneficially		N/A
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		2,000,000
	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	N/A	☐
13	Percent of Class Represented by Amount in Row (11)

100%
14	Type of Reporting Person

IN

ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value  $.00001 per share (the “Common Stock”) of CHINA ENVIRONMENT HOLDING, INC., a Delaware corporation (the “Company”).  The address of the Company’s principal executive office is 1875 Century Park East, Suite 700, Los Angeles, California 90067.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Hollis Liu.

Ms. Liu’s business address is 1875 Century Park East, Suite 700, Los Angeles, California 90067.
at.  Ms. Liu is the President of HIPAC, Inc., Principal of Hollywood Int’l Movie & TV Arts Institute.

Hollis Liu is an outstanding vocalist and accomplishment professor in the field of vocal education and training.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source of Amount of Funds or Other Compensation

On March 1, 2009, the Company issued 2,000,000 shares of Common Stock to Hollis Liu  as consideration of  SHARE PURCHASE AGREEMENT.

ITEM 4. Purpose of Transaction

Ms. Liu individually acquired the securities of CHINA ENVIRONMENT HOLDINGS INC., for investment purposes. Depending on general market and economic conditions affecting CHINA ENVIRONMENT HOLDINGS INC. and other relevant factors, and at the time of the closing of an acquisition/merger, Ms. Liu may purchase additional securities of CHINA ENVIRONMENT HOLDINGS INC., or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Ms. Liu does not have any plans or proposals which, other than with respect to a-g and j below which may be the result of CHINA ENVIRONMENT HOLDINGS INC. closing an acquisition as described in its filing on Form 10-SB, relate to or result in:

(a) the acquisition by any person of additional securities of CHINA ENVIRONMENT HOLDINGS, INC, or the disposition of securities of CHINA ENVIRONMENT HOLDINGS INC.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation;

(c) a sale or transfer of a material amount of assets of CHINA ENVIRONMENT HOLDINGS INC. or any of its subsidiaries;

(d) any change in the present board of directors or management of CHINA ENVIRONMENT HOLDINGS INC., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of CHINA ENVIRONMENT HOLDINGS, INC.;

(f) any other material changes in CHINA ENVIRONMENT HOLDINGS, INC’S business or corporate structure;

(g) changes in CHNA ENVIRONMENT HOLDINGS INC’S charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of CHINA ENVIRONMENT HOLDINGS INC. by any person;

(h) causing a class of securities of CHINA ENVRONMENT HOLDINGS INC to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of CHINA ENVIRONMENT HOLDINGS INC. becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) Hollis Liu beneficially owns 2,000,000 shares of Common Stock, $.00001 par value, of CHINA ENVIRONMENT HOLDINGS INC. The shares of Common Stock beneficially owned by Ms. Liu constitute 100% of the total number of shares of common stock of CHINA ENVIRONMENT HOLDINGS INC. Applicable percentages are based upon 2,000,000 shares of common stock outstanding as of March 1, 2009.

(b) Ms. Liu has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Ms. Liu.

(c) Ms. Liu acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Ms. Liu.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2009

/s/Hollis Liu